SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TapImmune Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

876033309
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

234,000 shares of Common Stock
187,500 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
125,067 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

6
SHARED VOTING POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

7
SOLE DISPOSITIVE POWER

234,000 shares of Common Stock
187,500 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
125,067 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

8
SHARED DISPOSITIVE POWER

358,025 shares of Common Stock
312,501 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
208,334 shares of Common Stock issuable upon exercise of Series C and F Warrants (See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,025 shares of Common Stock
500,001 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*
333,401 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C and F Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on March 13, 2015, as amended on February 8, 2016 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of TapImmune Inc., a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 2(a)-(c) and Item 4 in their entirety as set forth below.  As of August 1, 2016, Mr. Josh Silverman no longer beneficially owned any shares of Common Stock held by Iroquois Master Fund Ltd. and is no longer a Reporting Person.

Item 2(a).	Name of Person Filing:

Iroquois Capital Management, LLC, Delaware limited liability company (“Iroquois”); Richard Abbe; and Kimberly Page.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	Citizenship: Iroquois Capital is incorporated in Delaware. Mr. Abbe and Ms. Page are citizens of the United States of America.

Item 4.	Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 8,395,768 shares of Common Stock issued and outstanding as of December 15, 2016, as represented in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 22, 2016, and assumes the exercise of the reported warrants (the "Reported Warrants") subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise (i) any of the Reported Warrants that are Series A, Series D or Series E Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.9% of the outstanding shares of Common Stock or (ii) any of the Reported Warrants that are Series C or Series F Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the applicable “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the applicable Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the applicable Blockers.

As of the date of the event which requires filing of this statement, (i) Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 358,025 shares of Common Stock and Reported Warrants to purchase 520,835 shares of Common Stock and (ii) American Capital Management (“American Capital”) held 234,000 shares of Common Stock and Reported Warrants to purchase 312,567 shares of Common Stock.  Mr. Abbe shares authority and responsibility for the investments made on behalf of the Fund with Ms. Page, each of whom is a director of the Fund. Iroquois is the investment manager for Iroquois Master Fund and Mr. Abbe is the President of Iroquois.  Ms. Page has sole authority and responsibility for the investments made on behalf of American Capital by virtue of her relationship as manager of American Capital.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe /s/ Kimberly Page Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.